UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in its Charter)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit No.	Description
1.1	Sales Agreement between CBL International Limited and A.G.P./Alliance Global Partners, dated as of February 28, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the Securities & Exchange Commission on February 28, 2025)
1.2	Amendment No. 1 to Sales Agreement between CBL International Limited and A.G.P./Alliance Global Partners, dated as of August 28, 2026
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the securities being registered and certain Cayman Islands legal matters
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

Incorporation By Reference

This current report on Form 6-K (except the Exhibit 99.1) is hereby incorporated by reference into the registration statement of CBL International Limited on Form F-3 (File No. 333-284228), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

Date: August 28, 2026	By:	/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

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